Exhibit 16.1

July 18, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated July 18, 2025, of Maravai LifeSciences Holdings, Inc. and are in agreement with the statements contained in the second sentence in the first paragraph and the second, third, fourth and fifth paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP